

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

December 29, 2006

Mr. Joseph Tenne
Chief Financial Officer
Ormat Technologies, Inc.
6225 Neil Road
Suite 300
Reno, Nevada 89511-1136

>   **Re: Ormat Technologies, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2005**
>   **Filed March 28, 2006**
>   **File No. 1-32347**

Dear Mr. Tenne:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 62

Comparison of the Year Ended December 31, 2005 and the Year Ended December 31, 2004, page 77

1.   We note that revenues attributable to your Products Segment for the year ended December 31, 2005 did not increase or decrease significantly from revenues in that segment for the year ended December 31, 2004. We also note your statement on page 63 that revenues attributable to your Products Segment are far less predictable and may vary significantly. In light of this statement, please revise future filings to describe the significant components of revenues attributable to your Products Segment in order to increase the reader's understanding of your results of operations in instances when insignificant year-to-year variances are simply coincidental. Refer to Item 303(a)(3)(i) of Regulation S-K.

Consolidated Statements of Cash Flows, page 102

2.   Please tell us your basis for presenting cash flows related to marketable securities and change in restricted cash, cash equivalents and marketable securities on a net basis in your presentation of cash flows from investing activities rather than separately presenting cash in-flows and out-flows.

Note 10 – Refinancing of the Puna Project, page 130

3.   We note that you present the prepayment on the Head Lease as a cash flow from operating activities within your consolidated statement of cash flows for the year ended December 31, 2005. We further note that you filed an Item 4.02 Form 8-K on December 21, 2005 to disclose that you concluded in error that the receipt of this cash was a financing cash flow. Please tell us your basis for both your initial conclusion as at the time of your initial filing of the Forms 10-Q for the quarterly periods ended June 30, 2005 and September 30, 2005 and the reason for your subsequent conclusion at December 21, 2005. Please include all the facts and circumstances that would be helpful to our understanding of your conclusions. In addition, please tell us your basis in GAAP for recognizing the Head Lease prepayment as revenue over the period of the lease.

Exhibits 31.1 and 31.2

4.   Please revise your future filings so that your certifications read exactly as set forth in Item 601(b)(31) of Regulation S-K.   Specifically, your reference to the "annual report" in paragraphs two, three and four is incorrect. Please change this paragraph to refer only to the "report."

Form 10-Q for the Quarterly Period Ended September 30, 2006

Controls and Procedures, page 62

a. Evaluation of Disclosure Controls and Procedures, page 62

5.   We note that your officers concluded that your disclosure controls and procedures were effective to ensure that the information required to be disclosed by you in your quarterly report was recorded, processed, summarized and reported accurately and within the time periods specified within the SEC's rules and instructions for Form 10-Q. In future filings, please revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

*   *   *   *   *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

If you have any questions regarding these comments, please direct them to Staff Accountant Yong Kim at (202) 551-3323 or Staff Accountant Scott Ruggerio at (202) 551-3331. Any other questions regarding disclosure issues may be directed to me at (202) 551-3716.

Sincerely,

William Choi
Branch Chief